SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549






                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the fiscal year ended December 31, 2001

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the transition period from ____ to ____

                        Commission file number 333-85834

A.   Full title of the plan:  The Children's Place 401(k) Savings and
     Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                    The Children's Place Retail Stores, Inc.
                                915 Secaucus Road
                               Secaucus, NJ 07094


                              REQUIRED INFORMATION

     The Statement of Net Assets Available for Plan Benefits of The Children's Place 401(k) Savings and Investment Plan (the "Plan") as of December 31, 2001 and the related Statement of Changes in Net Assets Available for Plan Benefits of the Plan and supplemental schedules for the year ended December 31, 2001, together with the Independent Public Accountants' Report and Consent, are attached and filed herewith.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee under the Plan, which administers the Plan, has duly cause this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        THE CHILDREN'S PLACE
                                        401(K) SAVINGS AND INVESTMENT PLAN


                                        By:  /s/ Steven Balasiano
                                             -------------------------------
                                             Name:  Steven Balasiano
                                             Title: Vice President, Secretary
                                                    and General Counsel

Dated:  May 31, 2002


             THE CHILDREN'S PLACE 401(K) SAVINGS AND INVESTMENT PLAN


                                      INDEX

                                                                        Page

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                  4

FINANCIAL STATEMENTS:
    Statements of Net Assets Available for Plan Benefits as of
      December 31, 2001 and 2000                                          5

    Statement of Changes In Net Assets Available for Plan Benefits
      for the Year Ended December 31, 2001                                6

NOTES TO FINANCIAL STATEMENTS                                             7

SUPPLEMENTAL SCHEDULE:
    I - Schedule of Assets (Held at End of Year) as of
         December 31, 2001                                               11

EXHIBITS:
    Exhibit 1 - Independent Public Accountants' Consent

    Exhibit 99 - Letter to Commission Pursuant to Temporary Note 3T.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of
The Children's Place 401(k) Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of The Children's Place 401(k) Savings and Investment Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and signification estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rule and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ ARTHUR ANDERSEN LLP



Roseland, New Jersey
May 3, 2002


THE CHILDREN'S PLACE
401(k) SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

AS OF DECEMBER 31, 2001 AND 2000


                                                                       2001             2000
                                                                       ----             ----
ASSETS:
    Cash equivalents                                              $        4,159   $        3,288
    Investments, at fair value                                        11,084,213        8,423,873

    Receivables-
       Participant contributions receivable                               69,983           51,066
       Employer contributions receivable                                  24,413           16,288
                                                                      ----------        ---------
                 Total receivables                                        94,396           67,354
                                                                      ----------        ---------
                 Total assets                                         11,182,768        8,494,515
                                                                      ----------        ---------

LIABILITIES:
    Refunds payable to participants                                      105,423           47,736
                                                                      ----------        ---------
                 Total liabilities                                       105,423           47,736
                                                                      ----------        ---------
                 Net assets available for plan benefits           $   11,077,345   $    8,446,779
                                                                      ==========        =========

The accompanying notes to financial statements are an integral part of these statements.


THE CHILDREN'S PLACE
401(k) SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2001

                                                                                  2001
                                                                                  ----
ADDITIONS:
    Additions to net assets attributed to-
       Investment income                                                   $      219,939
       Contributions-
          Participant                                                           2,752,081
          Employer (net of forfeitures of $7,731)
                                                                                  852,980
                                                                               ----------
                                                                                3,605,061
                                                                               ----------
                 Total additions                                                3,825,000
                                                                               ----------

DEDUCTIONS:
    Deductions from net assets attributed to-
       Benefits paid to participants                                              512,529
       Net depreciation and net realized loss on sale of investments
                                                                                  681,905
                                                                           ---------------
                 Total deductions                                               1,194,434
                                                                           ---------------

                 Net increase in net assets available for plan
                    benefits
                                                                                2,630,566

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year
                                                                                8,446,779
                                                                           ---------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year                        $   11,077,345
                                                                           ===============



The accompanying notes to financial statements are an integral part of this statement.


THE CHILDREN'S PLACE
401(k) SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000


1.   DESCRIPTION OF THE PLAN

The following description is provided for general information purposes. Participants of The Children's Place 401(k) Savings and Investment Plan (the "Plan") should refer to the Plan document for more detailed and complete information.

General

The Plan is a defined contribution 401(k) profit-sharing plan established on September 1, 1990, to provide retirement benefits for eligible employees of The Children's Place Retail Stores, Inc. (the "Sponsor"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility

Each employee (full-time and part-time) becomes eligible to participate in the Plan after the completion of one thousand hours of service during one year of participation service (determined from participant's date of hire to his/her first anniversary, or if not met in the first year, then in subsequent years) and the attainment of age 21.

Contributions

Participants may elect to make salary reduction contributions to the Plan at a rate of 1% to 15% of their compensation, up to a maximum of $10,500 in 2001.

Merrill Lynch is the appointed trustee and asset custodian of the Plan. Contributions to the Plan are invested by the trustee and asset custodian, as directed by the participants. Plan assets are administered by Merrill Lynch, which enable the participant to invest in any investment option, including The Children's Place Common Stock (Participant directed). During 2001, the Plan offered one common/collective trust fund, nine mutual funds and The Children's Place Common Stock. Participants elect to have their participant accounts invested among these investments in 1% multiples. Participants immediately vest in their participant contributions.

The Company provides employer-matching contributions equal to the lesser of 50% of the participant's contribution or 2.5% of the participant's compensation. The total compensation that can be considered for employer contribution purposes is limited to $170,000 in 2001. These contributions vest as follows-

                              Years of Service              Vested Percentage
                         ---------------------------    -----------------------

                                     1                                0%
                                     2                               25
                                     3                               50
                                     4                               75
                                     5                              100

Forfeitures are used to reduce future employer contributions. At December 31, 2001, forfeited nonvested accounts totaled $52,810. Also in 2001, employer contributions were reduced by $7,731 from forfeited nonvested accounts.

Each participant's account is credited with the participant's salary reduction contribution and an allocation of (a) the employer-matching contribution (b) Plan earnings, and (c) rollovers.

Distributions

Except for permitted withdrawals after attaining age 59-1/2 and hardship distributions, interest in a participant's account is distributable when employment terminates. Distributions can be made in a lump-sum payment in cash or in annual installments, or more frequent installments, for a period not to exceed the life expectancy of the participant or the beneficiary of the participant or in the form of an annuity providing periodic payments to the participant and/or the beneficiary of the participant. Upon disability, retirement, or death of a participant, participants become 100% vested in their account balance. Participants are entitled to all vested benefits in their accounts upon termination of service.

Loans

Participants may borrow the lesser of 50% of their vested account balance or $50,000. The repayment of a loan is required within a five year period, except when the loan is used for the purchase of a primary residence. Loans are subject to interest charges at an annual rate of prime plus 1%. The interest rate on all loans outstanding as of December 31, 2001 ranged from 6.00% to 10.50%.

Plan Termination

Although it has not expressed any intention to do so, the Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon Plan termination, participants' will be 100% vested in their total account balance. Distributions from the Plan after termination may be made in the form of cash or nontransferable annuity contracts, at the discretion of the plan administrator.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Plan's financial statements have been prepared on the accrual basis of accounting. A summary of the significant accounting principles and policies used by the Plan are as follows-

Valuation of Investments

As of December 31, 2001 and 2000, the Plan's investments are stated at each investment's market value at quoted market prices. Such investments are credited with participant and employer contributions plus actual earnings on, and the net appreciation (depreciation) of the underlying investments and are reduced for distributions.

Purchases and sales of securities are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

All administrative expenses of the Plan are paid by the Sponsor.

3.   INVESTMENTS

The market value of individual investments that represent 5% or more of the Plan's total net assets available for plan benefits as of December 31, 2001 and 2000 is as follows-

                                                       2001             2000
                                                       ----             ----

Merrill Lynch Retirement Preservation Trust   $    3,413,116    $    1,969,144
Merrill Lynch US Government Mortgage Fund            666,410*                -
AIM Equity Constellation Fund                      1,056,687         1,153,429
Templeton Foreign Fund                               758,835           712,602
Davis New York Venture Fund                        3,570,607         3,473,026
The Children's Place Common Stock                    599,228*                -

* This investment did not represent 5% of the Plan's net assets as of December 31, 2000.


During 2001 the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value by ($681,905).

Net appreciation (depreciation) in market value of investments-
     MFS Mid-Cap Growth Fund                                      $     2,831
     Merrill Lynch S&P 500 Index                                           46
     Merrill Lynch US Government Mortgage Fund                          9,611
     State Street Aurora Fund                                           8,057
     MFS New Discovery Fund                                             1,746
     Alliance Premier Growth Fund                                     (95,195)
     AIM Equity Constellation Fund                                   (289,281)
     Templeton Foreign Fund                                           (75,697)
     Davis New York Venture Fund                                     (411,749)
     The Children's Place Common Stock Fund                           167,725
                                                                  ------------
                                                                  $  (681,905)
                                                                  ============

4.   TAX STATUS

The Internal Revenue Service has determined and informed the Sponsor by a letter dated July 28, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code of 1986 (the "Code"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt as of the financial statement dates.

5.   PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Sponsor for the investment management services amounted to $36,686 for the year ended December 31, 2001.

As of December 31, 2001, the Plan holds 22,071 shares of the Sponsor's common stock with a market value of $599,228. During the year ended December 31, 2001, 15,751 shares of such common stock were acquired at a cost of $358,765; 10,542 shares were sold with an original cost basis of $210,346.

6.   OTHER INFORMATION

There were no loans, fixed income obligations or leases which were either in default or classified as uncollectible for the year ended December 31, 2001, as defined by ERISA.

THE CHILDREN'S PLACE                                            SCHEDULE I
401(k) SAVINGS AND INVESTMENT PLAN

EMPLOYER IDENTIFICATION NUMBER: 31-1241495
PLAN NUMBER:001
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2001


             (b) Identity of
            Issuer, Borrower,           (c) Description of Investment Including Maturity Date,            (e) Current
  (a)    Lessor or Similar Party         Rate of Interest, Collateral, Par or Maturity Value                   Value
------   -----------------------         -----------------------------------------------------            ------------
*        Merrill Lynch            Retirement Preservation Trust - Common/Collective Trust Fund;
                                      3,413,116 shares of participation
                                                                                                      $     3,413,116

*        Merrill Lynch            MFS Mid-Cap Growth Fund - Mutual Fund; 4,143 shares
                                      of participation                                                         45,412

*        Merrill Lynch            S&P 500 Index - Mutual Fund; 995 shares of participation                     13,983

*        Merrill Lynch            State Street Aurora Fund - Mutual Fund; 2,947 shares
                                      of participation                                                         95,332

*        Merrill Lynch            MFS New Discovery Fund - Mutual Fund; 1,370 shares
                                      of participation                                                         23,548

*        Merrill Lynch            US Government Mortgage Fund - Mutual Fund; 67,178 shares of
                                      participation                                                           666,410

*        Merrill Lynch            Alliance Premier Growth Fund - Mutual Fund; 26,658 shares of
                                      participation                                                           541,694

*        Merrill Lynch            AIM Equity Constellation Fund - Mutual Fund; 47,814 shares of
                                      participation                                                         1,056,687

*        Merrill Lynch            Templeton Foreign Fund - Mutual Fund; 82,036 shares of
                                      participation                                                           758,835

*        Merrill Lynch            Davis New York Venture Fund - Mutual Fund; 140,410 shares of
                                      participation                                                         3,570,607

*        Merrill Lynch            The Children's Place - Common Stock; 22,071 shares of
                                      participation                                                           599,228

*        Merrill Lynch            Loan Fund - Loans; interest rate ranged from 6.00% to 10.50%
                                                                                                              299,361
                                                                                                      ----------------
                                                Total                                                 $    11,084,213
                                                                                                      ================

* Represents a party-in-interest to the Plan